Exhibit 21.1
NorthStar Realty Europe Corp.
Significant Subsidiaries of the Registrant

Entity Name	Formation Jurisdiction
Prime Holdco A-T, S.a.r.l	Delaware, U.S.
Prime Holdco B-T, S.a.r.l.	Delaware, U.S.
Prime Holdco C-T, S.a.r.l.	Delaware, U.S.
Geschaftshaus am Gendarmenmarkt GmbH (GaG)	Germany
Prime UK Portman-T, S.a.r.l.	Luxembourg
Prime UK Condor-T, S.a.r.l.	Luxembourg